Mail Stop 4561

June 4, 2007

Sean Deson
40 Wall Street, 58th Floor
New York, NY 10005

       Re: Activeworlds Corp
             Form 10-KSB for Fiscal Year Ended December 31, 2006
             File No. 001-15819

Dear Mr. Deson:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                                   Sincerely,

                                   Linda VanDoorn
                                   Senior Assistant Chief Accountant